UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
MODERNA, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
60770K107
(CUSIP Number of Class of Securities)
Stéphane Bancel
Chief Executive Officer
Moderna, Inc.
325 Binney Street
Cambridge, Massachusetts 02142
(617) 714-6500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1. Summary Term Sheet.
The information set forth under “Summary Term Sheet” and in the Offer to Exchange Eligible Options for Replacement Options, dated November 13, 2025 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.
Item 2. Subject Company Information.
(a) Name and Address.
Moderna, Inc., a Delaware corporation (the “Company”), is the issuer of the securities subject to the Offer to Exchange. The Company’s principal executive offices are located at 325 Binney Street, Cambridge, MA 02142 and the telephone number of its principal executive offices is (617) 714-6500.
(b) Securities.
This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain non-executive officer employee optionholders (“Eligible Holders”), subject to specified conditions, to exchange some or all of their eligible outstanding options to purchase shares of common stock, par value $0.0001 per share (the “Common Stock”), for replacement options to purchase shares of the Company’s Common Stock (the “Option Exchange”). Members of the Company’s board of directors and the Company’s executive officers are not eligible to participate in this offer.
An outstanding option is eligible for exchange (an “Eligible Option”) if it is held by an Eligible Holder, was granted under the Company’s 2018 Stock Option and Incentive Plan (the “Equity Plan”), has a grant date prior to December 12, 2024 (or, if the Option Exchange is extended, the date that is one year prior to the end of the Option Exchange) and has an exercise price per share equal to or greater than $80.00. As of November 6, 2025, there were Eligible Options to purchase 5,513,938 shares of Common Stock outstanding.
Pursuant to the Offer to Exchange, in exchange for the tender and cancellation of Eligible Options, the Company will grant replacement options (each, a “Replacement Option”) upon the consummation of the Option Exchange. The total number of shares of Common Stock underlying a Replacement Option with respect to an exchanged Eligible Option will be determined by dividing the number of shares of Common Stock underlying the exchanged Eligible Option by the applicable exchange ratio and rounding down to the nearest share, subject to the terms and conditions described in the Offer to Exchange and in the related accompanying Terms of Election, the form of which is attached hereto as Exhibit (a)(1)(E).
The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 1 (“Eligibility; Number of Options; Offer Expiration Date”), Section 5 (“Acceptance of Options for Exchange; Grant of Replacement Options”) and Section 7 (“Price Range of Common Stock Underlying the Options”) of the Offering Memorandum for the Offer to Exchange Eligible Options for Replacement Options contained in the Offer to Exchange (the “Offering Memorandum”) are incorporated herein by reference.
(c) Trading Market and Price.
The information set forth under Section 7 (“Price Range of Common Stock Underlying the Options”) of the Offering Memorandum is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
(a) Name and Address.
The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and under Section 10 (“Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities”) of the Offering Memorandum is incorporated herein by reference.
The address of each executive officer and director of the Company is:
Moderna, Inc.
325 Binney Street
Cambridge, MA 02142

The executive officers and directors of the Company are set forth below:

Executive Officers	Title
Stéphane Bancel	Chief Executive Officer and Director
James Mock	Chief Financial Officer
Stephen Hoge	President
Shannon Thyme Klinger	Chief Legal Officer and Corporate Secretary

Non-Employee Directors
Noubar Afeyan, Ph.D.	Chairman of the Board
Sandra Horning, M.D.	Director
Abbas Hussain	Director
Elizabeth Nabel, M.D.	Director
François Nader, M.D.	Director
David Rubenstein	Director
Paul Sagan	Director
Elizabeth Tallett	Director

Item 4. Terms of the Transaction.
(a) Material Terms.
The information set forth in the Offer to Exchange under “Summary Term Sheet” and the information set forth in the Offering Memorandum under Section 1 (“Eligibility; Number of Options; Offer Expiration Date”), Section 3 (“Procedures for Electing to Exchange Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Options for Exchange; Grant of Replacement Options”), Section 6 (“Conditions of this Offer”), Section 9 (“Information Concerning Moderna”), Section 11 (“Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer”), Section 12 (“Agreements; Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences”) and Section 14 (“Extension of Offer; Termination; Amendment”) are incorporated herein by reference.
(b) Purchases.
The information set forth under Section 10 (“Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities”) of the Offering Memorandum is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(e) Agreements Involving the Subject Company’s Securities.
The information set forth under Section 10 (“Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities”) of the Offering Memorandum is incorporated herein by reference. The documents incorporated herein by reference as Exhibits (d)(1) through (d)(8) also contain information regarding agreements relating to securities of the Company.
Item 6. Purposes of the Transaction and Plans or Proposals.
(a) Purposes.
The information set forth under Section 2 (“Purpose of this Offer”) of the Offering Memorandum is incorporated herein by reference.
(b) Use of Securities Acquired.
The information set forth under Section 5 (“Acceptance of Options for Exchange; Grant of Replacement Options”) and Section 11 (“Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer”) of the Offering Memorandum is incorporated herein by reference.
(c) Plans.
The information set forth under Section 2 (“Purpose of this Offer”) of the Offering Memorandum is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.
(a) Source of Funds.
The information set forth under Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) and Section 15 (“Fees and Expenses”) of the Offering Memorandum is incorporated herein by reference.
(b) Conditions.
The information set forth under Section 6 (“Conditions of this Offer”) of the Offering Memorandum is incorporated herein by reference.
(d) Borrowed Funds.
Not applicable.
Item 8. Interest in Securities of the Subject Company.
(a) Securities Ownership.
The information set forth under Section 10 (“Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities”) of the Offering Memorandum is incorporated herein by reference.
(b) Securities Transactions.
The information set forth under Section 10 (“Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities”) of the Offering Memorandum is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or recommendations.
Not applicable.
Item 10. Financial Statements.
(a) Financial Information.
The information set forth under Section 9 (“Information Concerning Moderna”) and Section 16 (“Additional Information”) of the Offering Memorandum is incorporated herein by reference.
(b) Pro Forma Information.
Not applicable.
Item 11. Additional Information.
(a) Agreements, Regulatory Requirements and Legal Proceedings.
(1)
The information set forth under Section 10 (“Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning our Securities”) of the Offering Memorandum is incorporated herein by reference.

(2)	The information set forth under Section 12 (“Agreements; Legal Matters; Regulatory Approvals”) of the Offering Memorandum is incorporated herein by reference.
(3)	Not applicable.
(4)	Not applicable.
(5)	Not applicable.
(c) Other Material Information.
Not applicable.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Eligible Options for Replacement Options, dated November 13, 2025
(a)(1)(B)	Announcement Email from Moderna Equity Team, sent November 13, 2025
(a)(1)(C)	Screenshots of Option Exchange Website
(a)(1)(D)	Fidelity Informational Session Slides
(a)(1)(E)	Terms of Election
(a)(1)(F)	Pre-Exchange Statement Template
(a)(1)(G)	Forms of Employee Reminder Communications
(b)	Not applicable
(d)(1)	2018 Stock Option and Incentive Plan (incorporated by reference to the Registration Statement on Form S-1 (File No. 333-228300) filed with the Securities and Exchange Commission on November 9, 2018)
(d)(2)
Form of Employee Non-Qualified Stock Option Agreement (incorporated by reference to the Annual Report on Form 10-K (File No. 001-38753) filed with the Securities and Exchange Commission on February 23, 2024)

(d)(3)
2016 Stock Option and Grant Plan, as amended, and forms of award agreements thereunder (incorporated by reference to the Registration Statement on Form S-1 (File No. 333-228300) filed with the Securities and Exchange Commission on November 9, 2018)

(d)(4)	2018 Employee Stock Purchase Plan (incorporated by reference to the Quarterly Report on Form 10-Q (File No. 001-38753) filed with the Securities and Exchange Commission on November 7, 2024)
(d)(5)
Form of Employee Restricted Stock Unit Award Agreement (incorporated by reference to the Annual Report on Form 10-K (File No. 001-38753) filed with the Securities and Exchange Commission on February 23, 2024)

(d)(6)
Form of Non-Employee Director Restricted Stock Unit Award Agreement (incorporated by reference to the Annual Report on Form 10-K (File No. 001-38753) filed with the Securities and Exchange Commission on February 25, 2022)

(d)(7)
Form of Non-Employee Director Non-Qualified Stock Option Agreement (incorporated by reference to the Annual Report on Form 10-K (File No. 001-38753) filed with the Securities and Exchange Commission on February 25, 2022)

(d)(8)
Form of Performance-Based Restricted Stock Unit Award Agreement under the 2018 Stock Option and Incentive Plan (incorporated by reference to the Quarterly Report on Form 10-Q (File No. 001-38753) filed with the Securities and Exchange Commission on May 6, 2021)

(g)	Not applicable
(h)	Not applicable
107	Filing Fee Table

Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MODERNA, INC.

Date: November 13, 2025	By:	/s/ James Mock
Chief Financial Officer